Stephen M. Gill   sgill@velaw.com
Tel 713.758.4458   Fax 713.615.5956
July 6, 2006
By Federal Express
Mr. H. Roger Schwall, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549

Re:	Goodrich Petroleum Corporation Registration Statement on Form S-3 Filed April 20, 2006 File No. 333-133431
Dear Mr. Schwall:
     On behalf of our client, Goodrich Petroleum Corporation (the “Company”), we enclose four courtesy copies of the Company’s Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-3 (the “Registration Statement”) that was originally filed on April 20, 2006, each of which has been marked to show changes from the initial filing of the Registration Statement.
     This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the comment letter of the Staff dated May 19, 2006 (the “Comment Letter”) with respect to the Company’s Registration Statement and the documents incorporated by reference therein. Please note that, to the extent these responses are predicated on factual information, that information has, unless otherwise indicated, been provided by the Company and certain selling securityholders. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.

Securities and Exchange Commission July 6, 2006 Page 2

Selling Securityholders, page 41
     COMMENT:

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1.	Please state whether or not any selling shareholder is a broker-dealer. If any selling shareholder is a broker dealer, please identify them as an underwriter, unless you can confirm that such selling shareholder obtained the securities being registered for resale as compensation for investment banking services.

RESPONSE:

The Company has added footnotes to the table beginning on page 41 to identify all selling securityholders that, to the best of the Company’s knowledge based on inquiries of the selling securityholders, are broker-dealers registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on inquiries of the selling securityholders, three such selling securityholders are broker-dealers registered under the Exchange Act and the Company has disclosed that such selling securityholders are “underwriters” under the interpretation of the Commission in connection with the resale of the securities held by them.

COMMENT:

2.	Please state whether or not any selling shareholder is an affiliate of a broker-dealer. If any selling shareholder is an affiliate of a broker dealer, please identify them as an underwriter, unless you can confirm that such selling shareholder obtained the securities being registered for resale in the ordinary course of business, and at the time of purchase did not have any agreements or understandings, directly or indirectly, with any party to distribute securities.

RESPONSE:

The Company has added footnotes to the table beginning on page 41 to identify all selling securityholders that, to the best of the Company’s knowledge based on inquiries of the selling securityholders, are affiliates of a broker-dealer under the Exchange Act. To the best of the Company’s knowledge based on inquiries of the selling securityholders, no such selling securityholders that are affiliated with a registered broker-dealer acquired securities in a manner other than in the ordinary course of its business or, at the time of acquisition, with any agreement or understanding, directly or indirectly, with any party to distribute the securities.

Securities and Exchange Commission July 6, 2006 Page 3

COMMENT:

3.	In footnotes to the selling shareholder ownership table, please identify the natural persons with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See Interpretation No. 4S of the Regulation S-K section of the Division of Corporation Finance’s March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations.

RESPONSE:

To the extent the Company has such information, the Company has added footnote disclosure to the selling securityholder table under the caption “Selling Securityholders” to identify the natural person(s) with voting and dispositive power over the offered securities.
Undertakings, page II-3
COMMENT:

4.	Please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE:

We have added the undertaking required by Item 512(a)(6) of Regulation S-K to Part II of the Registration Statement to comply with this comment.
     The Company acknowledges that the Company and its management is responsible for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges the Staff’s position that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission July 6, 2006 Page 4

     If you have any questions or comments concerning these responses, please call the undersigned at (713) 758-4458 or, in his absence, Jim Prince at (713) 758-3710.

Very truly yours, Vinson & Elkins L.L.P.
By:	/s/ Stephen M. Gill
Stephen M. Gill

Enclosures

Cc:	David R. Looney [Goodrich Petroleum Corporation] James M. Prince [Firm] Jeffry Andrews [KPMG LLP]